Filed by CECO Environmental Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PMFG, Inc.

Commission File No. 001-34156

LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS,

TRUST COMPANIES AND OTHER NOMINEES

in connection with the merger of PMFG, Inc.

with and into

wholly owned subsidiaries of CECO Environmental Corp.

August 4, 2015

THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., EASTERN TIME,

ON SEPTEMBER 1, 2015 (THE “ELECTION DEADLINE”).

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

As you know, on May 3, 2015, CECO Environmental Corp. (“CECO”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PMFG, Inc. (“PMFG”), Top Gear Acquisition Inc., a wholly owned subsidiary of CECO (“Merger Sub I”), and Top Gear Acquisition II LLC (“Merger Sub II”), a wholly owned subsidiary of CECO, pursuant to which PMFG will be acquired by CECO. The Merger Agreement provides for, among other things, (1) the merger of PMFG with and into Merger Sub I, with PMFG as the surviving entity (the “First Merger”), and (2) a subsequent merger whereby PMFG will merge with and into Merger Sub II, with Merger Sub II as the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”). As outlined in the joint proxy statement/prospectus relating to the Mergers, dated as of July 31, 2015 (the “Joint Proxy Statement/Prospectus”), under the terms of the Merger Agreement, each PMFG stockholder has the opportunity to elect to receive, for each share of PMFG common stock ( “PMFG Shares”) he or she owns, the following consideration (the “Merger Consideration”):

•	$6.85 in cash, without interest, subject to proration, as calculated in accordance with the Merger Agreement and described in the Joint Proxy Statement/Prospectus; or

•	A number of shares of CECO common stock, par value $0.01 per share (“CECO Shares”), having an equivalent value of $6.85 based on the volume weighted average trading price of CECO Shares on the NASDAQ Global Select Market for the 15 consecutive trading days ending on the trading day immediately preceding the closing date of the First Merger (including cash in lieu of any fractional CECO Share), subject to (a) a collar so that there will be a maximum exchange ratio of 0.6456 CECO Shares for each PMFG Share and a minimum of 0.5282 CECO Shares for each PMFG Share and (b) proration, as calculated in accordance with the Merger Agreement and described in the Joint Proxy Statement/Prospectus.

There is no guarantee that PMFG stockholders will receive the form of Merger Consideration that they elected to receive because the elections by PMFG stockholders are subject to proration to the extent necessary to provide that $66.2 million (or approximately 45%) of the aggregate consideration to be paid by CECO in the First Merger will be paid in cash (the $66.2 million includes approximately $1.6 million to be paid in cash for all restricted stock units and options outstanding as of the effective time of the First Merger) and the remaining approximately 55% of the aggregate consideration will be paid in CECO Shares. For further information, please see the section of the Joint Proxy Statement/Prospectus titled “The Merger Agreement-Consideration to Be Received in the Mergers.”

We are requesting that you contact your clients for whom you hold PMFG Shares regarding the Mergers. For your information and for forwarding to your clients for whom you hold PMFG Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Form of Election and Letter of Transmittal for your use and for the information of your clients (including the “Information and Instruction Booklet” and “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9”);

2.	A form of letter, which may be sent to your clients for whose account you hold PMFG Shares registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Mergers;

3.	The Joint Proxy Statement/Prospectus; and

4.	A return envelope addressed to American Stock Transfer & Trust Company LLC (the “Exchange Agent”) for your clients to return a properly completed and executed Form of Election and Letter of Transmittal.

YOUR PROMPT ACTION IS REQUESTED. THE ELECTION DEADLINE IS 5:00 P.M.,

EASTERN TIME, ON SEPTEMBER 1, 2015.

To make a valid election, the Exchange Agent must receive a duly executed and properly completed Form of Election and Letter of Transmittal (including a Substitute Form W-9), together with share certificate(s) (or a properly completed Notice of Guaranteed Delivery of such share certificate(s) by an eligible guarantor institution) and/or an “agent’s message” representing the PMFG Shares covered by such Form of Election and Letter of Transmittal, by 5:00 p.m., Eastern Time, September 1, 2105 (the “Election Deadline”). Please note that the Notice of Guaranteed Delivery is only available for PMFG stockholders holding physical share certificate(s) of PMFG Shares as of the Election Deadline.

CECO will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the Form of Election and Letter of Transmittal and the related documents to the beneficial owners of PMFG Shares held by such brokers, dealers, commercial banks and trust companies as nominee or in a fiduciary capacity. CECO will pay or cause to be paid all stock transfer taxes applicable to the exchange of PMFG Shares pursuant to the Mergers, except as set forth in Part 3 of the Information and Instruction Booklet to the Form of Election and Letter of Transmittal with respect to any special transfer or payment instructions.

Questions or requests for assistance may be directed to Georgeson, Inc., the Information Agent for the Mergers, at (888) 293-6908 (toll free) or cecoenvironmental@georgeson.com. You can also obtain additional copies of the Joint Proxy Statement/Prospectus and the Form of Election and Letter of Transmittal from the Information Agent.

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NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF CECO, MERGER SUB I, MERGER SUB II, OR THE EXCHANGE AGENT, OR OF ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR

ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE MERGERS OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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This communication may be deemed a solicitation. CECO and PMFG have filed with the SEC the Joint Proxy Statement/Prospectus and other relevant documents concerning the Mergers. We encourage PMFG stockholders to read the Joint Proxy Statement/Prospectus, including the annexes attached thereto and documents incorporated by reference therein, the Merger Agreement and the other documents filed by CECO and PMFG with the SEC in connection with the Mergers because they contain important information. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov, or by contacting American Stock Transfer & Trust Company LLC, the Exchange Agent, at 1-877-248-6417 (toll free) or Georgeson, Inc., the Information Agent for the Mergers, at (888) 293-6908 (toll free).

Important Information for Investors and Stockholders

This document(s) is not a substitute for the final prospectus/proxy statement that CECO Environmental Corp. (“CECO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2015, which includes a prospectus with respect to shares of CECO common stock to be issued in the merger and a proxy statement of each of CECO and PMFG, Inc. (“PMFG”) in connection with the merger between CECO and PMFG. The prospectus/proxy statement will be sent or given to the stockholders of record as of the close of business on July 30, 2015 of each of CECO and PMFG and will contain important information about the merger and related matters, including detailed risk factors. CECO’s AND PMFG’s SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FINAL PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE MERGER HAVE BEEN FILED WITH THE SEC IN THEIR ENTIRETY AND CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The prospectus/proxy statement and other documents that have been filed with the SEC by CECO and PMFG are available without charge at the SEC’s website, www.sec.gov, or by directing a request to (1) CECO Environmental Corp., by mail at 4625 Red Bank Road Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations, by telephone at 800-333-5475 or by going to CECO’s Investor page on its corporate website at www.cecoenviro.com; or (2) PMFG, Inc. by mail at 14651 North Dallas Parkway Suite 500, Dallas, Texas 75254, Attention: Investor Relations, by telephone at 877-879-7634, or by going to PMFG, Inc.’s Investors page on its corporate website at www.pmfginc.com.

This communication is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

CECO and PMFG, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions and may have direct or indirect interests in the proposed transactions. Information about the directors and executive officers of CECO is set forth in the proxy statement for its 2015 annual meeting of shareholders and CECO’s Annual Report on Form 10-K for the year ended December 31, 2014, which were filed with the SEC on April 10, 2015 and March 18, 2015, respectively. Information about the directors and executive officers of PMFG is set forth in the proxy statement for its 2014 annual meeting of shareholders and PMFG’s Annual Report on Form 10-K for the year ended June 28, 2014, which were filed with the SEC on October 16, 2014 and September 10, 2014, respectively. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.